Amended 02/06/2012

LAKELAND INDUSTRIES, INC.

CODE OF ETHICS and WHISTLEBLOWER POLICY

FOR DIRECTORS, OFFICERS and EMPLOYEES

CODE OF ETHICS

Introduction

For the past several years, the activities of business organizations, both large and small, have been the subject of increased scrutiny and criticism by the public, the government, and the news media.

This is particularly true of multinational corporations, which have been the object of worldwide demands for public statements of their corporate codes of ethics.

For that reason, it is appropriate for Lakeland Industries, Inc. to restate its position on ethical conduct, based on the original precepts of the business and on policies formulated as the corporation has grown.

As a good corporate citizen, Lakeland Industries, Inc. has always endeavored to conduct its business in a manner conforming to the highest ethical standards. The company’s reputation for unquestionable integrity is its most valuable asset in its relationships with its customers, employees, shareholders, and the communities in which its plants are located.

The following statement of business principles has been prepared to guide the future conduct of company activities in an ethical and legal manner. It is not intended to supply answers for every business activity; rather, it is an effort to reiterate the continuing policies of the corporation on ethical business behavior, which must be observed by all Lakeland Industries, Inc. employees and representatives throughout the world. It is essential that all employees and representatives conform to these principles as they perform their activities on behalf of Lakeland Industries, Inc.

Lakeland and its employees

Employees are the corporation’s greatest asset, and it is a Lakeland Industries, Inc. policy to treat them fairly in all matters and to pay them competitively.

Lakeland and its domestic subsidiaries are engaged in a program of full compliance with all federal and state laws applicable to hiring and promoting people on the basis of demonstrated ability, experience, and training without regard to race, religion, sex age, national origin, or other factors requiring affirmative action. The corporation requires continuous management attention at all corporate levels to assure compliance with the spirit and letter of this policy.

With this in mind, it is the intent of Lakeland to:

Choose its employees on the basis of their ability to perform the work for which they are hired without regard to race, religion, sex, age, national origin, or other factors requiring affirmative action.

Offer employees a safe, healthy, and clean work environment.

Offer work that challenges the employees and gives them a feeling of satisfaction.

Pay employees fairly in relation to their contributions to the company’s efforts, within the boundaries of current standards.

Lakeland and the Community

The corporation shall conduct its business in a manner that is socially responsible. In addition to manufacturing and selling products, it shall protect the quality of the environment and endeavor to conserve energy and other valuable resources.

Each of the corporation’s facilities is expected to make every effort to be an integral part of the community in which it operates, and to participate in its activities as a concerned and responsible citizen. Like individual citizens, it benefits from such activities as health, welfare, character building, education, and culture. And like individuals, it has the responsibility to support and develop these social and civic activities.

The company recognizes that employee participation in cultural, social or volunteer organizations can be public service of a higher order, and all Lakeland employees are encouraged to participate in public activities of their individual choice.

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Amended 02/06/2012

LAKELAND INDUSTRIES, INC.

CODE OF ETHICS and WHISTLEBLOWER POLICY

FOR DIRECTORS, OFFICERS and EMPLOYEES

Lakeland and its Customers

The corporation shall endeavor to supply its customers with quality products, delivered on schedule and sold at a fair price. Lakeland products will be manufactured to the company’s high quality standards and will offer customers all the technical skills of its employees and the expertise of Lakeland technology and know-how.

Lakeland and the Law

It is the policy of Lakeland to comply fully with all valid laws and regulations that govern its operations in the various communities, states and countries in which it operates and to conduct its affairs in keeping with the highest moral, legal and ethical standards.

There is an obligation, both corporate and individual, to fulfill the intent of the above statement. It is not expected that every employee will have full knowledge of the laws affecting his or her responsibilities. The company does, however, expect that employees with significant responsibilities will have a general knowledge of prohibited activities involved in their work and will seek guidance on any matter on which there is a question, either directly from the corporation’s legal department or through their supervisors.

Honesty is not subject to equivocation at any time in any culture, and even where the law may be permissive; your corporation chooses to follow the course of highest integrity. The reputation of the company for scrupulous dealing is a priceless asset, just as it is for individuals. The intent of these principles is to maintain and develop the corporation’s reputation in the future as it has in the past.

Lakeland and Business Ethics

The law is a base for ethical business conduct which should normally be at a level well above the minimum required by law. In its relationships with customers, the corporation will offer the same advantages to all and will be fair in all its endeavors. Gifts or bribes for the purpose of influencing the buying decisions of employees of customers or potential customers or persons in a position to influence a buying decision are clearly improper and prohibited.

In dealing with suppliers, an employee shall not solicit, accept, or countenance payments or substantial gifts, regardless of motive, from either a vendor or a potential vendor.

In its relationships with its competitors, the corporation and its employees will fully understand and strictly adhere to the requirements of the antitrust laws. These laws, which, in the United States, include the Sherman Act, Clayton Act, Robinson-Patman Act, and Federal Trade Commission Act, seek to advance and maintain the free enterprise system and take precedence over any business objective of the corporation, notwithstanding any resulting increases in sales or profits.

Such acts as price-fixing, restrictive agreements, boycotts, tie-in arrangements exclusive of reciprocal dealings, monopolizing, price inducements, and discriminatory allowances are or may be illegal. All employees shall scrupulously avoid violations of the antitrust laws. The corporation will not condone any actions which an employee knew or should have known would violate the antitrust laws or any other valid law or regulation.

The corporation and its units shall make no financial contributions to a political party or to a candidate running for any elective office. This policy applies to all political parties or candidates worldwide, even when permitted by local law. Payments, regardless of amount, to any government employee, or gifts or services of substantial value or lavish entertainment, regardless of motive, are prohibited.

Relationships with public employees shall be so conducted that neither the officials nor the company’s integrity would be compromised if the full details of the relationship became a matter of public knowledge.

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Amended 02/06/2012

LAKELAND INDUSTRIES, INC.

CODE OF ETHICS and WHISTLEBLOWER POLICY

FOR DIRECTORS, OFFICERS and EMPLOYEES

Lakeland and Conflicts of Interest

It has always been, and continues to be, the corporation’s intent that its employees maintain the highest standards of loyalty in their conduct of company affairs. In essence, company employees shall deal with suppliers, customers, and other persons doing business or seeking to do business with the corporation in a manner that eliminates considerations of personal advantage.

Because they hold positions of trust in the corporation, a director, an officer, or any employees may not make a profit from the corporation because of their official position. They are also clearly prohibited from engaging in a competing business.

In addition to the legal responsibility of the directors and officers, it is the duty of all employees to act in the best interests of the corporation and to avoid situations which might produce a conflict between their own interests and those of the corporation. Employees shall have no financial interest in any firm doing business with or seeking to do business with the corporation, nor shall they accept employment outside the company which may result in a conflict of interest, unless same is fully disclosed and approved by a disinterested group of officers and/or directors.

WHISTLEBLOWER POLICY

Enforcement and Protection for Reporting Persons

Any director, officer or employee can report, anonymously, violations of the above Code of Ethics directly to Mr. John Kreft, Chairman of the Audit Committee. Mr. Kreft will then inform the other independent directors. They will then determine whether a violation has occurred, according to the standards outlined above, hold a formal meeting, if required, to question the officer, employee or director reported, and if necessary recommend a disciplinary remedy, termination, or notify the appropriate legal authorities. We have established a confidential email and hotline for employees to report violations of our Code of Ethics or other company policy and to report any ethical concerns.

Contact information:

Mr. John Kreft

3333 Allen Parkway, # 2107

Houston, Texas 77019

713-807-7997

jkreft@msn.com

This policy is intended to encourage Board members, staff (paid and volunteer) and others to report suspected or actual occurrence(s) of illegal, unethical or inappropriate events (behaviors or practices) without retribution.

1.	The Whistleblower should promptly report the suspected or actual event to his/her supervisor.
2.	If the Whistleblower would be uncomfortable or otherwise reluctant to report to his/her supervisor, then the Whistleblower could report the event to the next highest or another level of management, including to an appropriate Board committee or member.
3.	The Whistleblower can report the event with his/her identity or anonymously.
4.	The Whistleblower shall receive no retaliation or retribution for a report that was provided in good faith – that was not done primarily with malice to damage another or the organization.
5.	A Whistleblower who makes a report that is not done in good faith is subject to discipline, including termination of the Board or employee relationship, or other legal means to protect the reputation of the organization and members of its Board and staff.
6.	Anyone who retaliates against the Whistleblower (who reported an event in good faith) will be subject to discipline, including termination of Board or employee status.
7.	Supervisors, managers and/or Board members who receive the reports must promptly act to investigate and/or resolve the issue.
8.	The identity of the Whistleblower, if known, shall remain confidential to those persons directly involved in applying this policy, unless the issue requires investigation by law enforcement, in which case members of the organization are subject to subpoena.

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Amended 02/06/2012

LAKELAND INDUSTRIES, INC.

CODE OF ETHICS and WHISTLEBLOWER POLICY

FOR DIRECTORS, OFFICERS and EMPLOYEES

Employee Signature – Code of Ethics / Whistleblower Policy

I acknowledge that I have received the Code of Ethics/Whistleblower Policy dated February 6, 2012 for Lakeland Industries, Inc. I understand that any employee may report suspicion or actual occurrence(s) of illegal, unethical or inappropriate events (behaviors or practices) without retribution.

Signed: ________________________________________

Date: __________________________________________

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